The Board of Directors and Stockholder
Gartner Group, Inc.:

    We consent to the incorporation by reference of our report dated October 30, 1998, except with respect to Note 18 which is as of November 12, 1998, and the eighth paragraph of Note 3 (Interpose acquisition), which is as of December 10, 1998, with respect to the consolidated balance sheets of Gartner Group, Inc., and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1998, which report appears in the September 30, 1998 Form 10-K Gartner Group, Inc., in the December 31, 1998 Form 10-K of IMS Health, Incorporated.


                                                   KPMG LLP

St. Petersburg, Florida
February 26, 1999